SUNGOLD APPOINTS SCOTT ROWE TO BOARD OF DIRECTORS AND VICE-PRESIDENT CORPORATE DEVELOPMENT FOR HORSEPOWER® SUBSIDIARY
-Richard Henley Appointed General Manager of Racing Unified Network Marking the First Appointment in the Company’s commercial advertising efforts.

TORONTO, ON: JANUARY 24, 2006-SUNGOLD INTERNATIONAL HOLDINGS CORP. (“Sungold”) (OTCBB: SGIHF, Frankfurt: WKN 608164, Berlin)
is pleased to announce the appointments of Scott Rowe to the Board of Directors and as Vice-President Corporate Development for Horsepower Broadcasting Network (HBN) International Ltd., and concurrently, Richard Henley, to the position of General Manager of Commercial Advertising for the company’s subsidiary Racing Unified Network (R.U.N.) Inc., which will provide advertisement opportunities between races through the Horsepower® live simulcast video feed.

In Canada, the Rowe name has been synonymous and renowned with horse racing and civic appointments. Scott Rowe is a third generation horseman, with his ancestry including his Grandfather, the Hon. W. Earl Rowe, as a former Lieutenant Governor in Ontario, and his Uncle William having built Windsor Raceway in 1962 and Barrie Raceway in 1971.

Rowe possesses over 35 years of involvement in all aspects of the horse racing industry. He drove in over 20,000 professional harness races during a 27-year career and amassed 1547 wins and purse earnings of $2.7 million. Most recently he served as Chairman of the Board of Barrie Raceway until 1999 when he was made Chairman of Georgian Downs Limited, the third racetrack to be built by the Rowe family. In 2005, the track was sold to Great Canadian Casinos and since the sale, he has been consulting on several new racetrack projects and redesigns around North America and the Caribbean.

Additionally, Sungold announces the appointment of Richard Henley as General Manager of Commercial Advertising for Racing Unified Network (R.U.N.) Inc., to head up the sales and management of the advertising displayed between Horsepower® races. Richard has over 35 years of sales and marketing experience in his native England, the US and Canada, the past 15 with XENTEL DM Inc. an Event Management Direct Marketing company in the Vancouver, BC. office where he achieved several personal sales records while training and managing a successful sales staff for the company.

Larry Simpson, President and CEO of Horsepower Broadcasting Network (HBN) International Ltd. and Racing Unified Network (R.U.N.), stated, “Both Scott and Richard bring a well rounded array of skills and experience that will help continue to grow the company’s core product of virtual racing worldwide and to enhance the branding of the Horsepower® name as we continue to ‘Bring The World To The Track’. Not only does Scott strengthen the Sungold Board, but his vast contacts and racing experience will be of tremendous benefit as we move forward with having Horsepower® legislated in several North America and Caribbean jurisdictions.

Richard Henley’s appointment enforces Sungold’s commitment to developing the promotion, advertising and marketing side of our business model. As we get closer to the launch date for the Horsepower® product, we have the opportunity to tap into a market (advertising and promotional) that itself is a worldwide multi-billion dollar a year industry. Richard will be responsible for directing a sales staff with the responsibility of developing a recognized brand for Racing Unified Network (R.U.N.) Inc. and the Horsepower® name.”

About Sungold International Holdings Corp.:

Sungold is in the business of developing entertainment and e-commerce business in Canada, USA and internationally. Sungold® has three 100% wholly owned subsidiaries: Horsepower Broadcasting Network (HBN) International Ltd., Racing Unified Network, (R.U.N.) Inc. and SafeSpending Inc. Sungold® controls the technology, source codes, trademarks, patents, copyrights and the worldwide title, rights and interest in each of the wholly owned subsidiaries. Sungold® is a fully reporting public corporation trading as SGIHF-OTCBB.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The statements in this press release that relate to the Company's expectations with regard to future impact on the Company's results from new products in development are forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may contain statements that involve risk and uncertainties and are subject to change, at any time, the Company's results may differ materially from expected results. Information on the factors which could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.
For more information please contact:

James Panther
BCGU, Business Consulting Group Unlimited
760-230-2300
www.bcgu.com

Cynthia DeMonte
DeMonte Associates Ltd.
575 Madison Avenue - Suite 1006
New York, NY 10022
212-605-0525
cdemonte@aol.com